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Stephen H. Bier stephen.bier@dechert.com +1 212 698 3889 Direct +1 202 261 3092 Fax

September 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Williamson

Re:	Eagle Growth and Income Opportunities Fund

File No. 811-22839

Dear Mr. Williamson:

On behalf of Eagle Growth and Income Opportunities Fund (the “Fund”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received in a telephone conversation with you on September 11, 2019, relating to the Fund’s preliminary proxy statement, as filed by the Fund on September 3, 2019. For your convenience, a summary of the Staff’s comments is set forth below, and each comment is followed by the Fund’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the preliminary proxy statement.

1.	Comment: Please respond to these comments in writing via a CORRESP filing on EDGAR. If revised disclosure is contemplated by a response, please provide draft disclosure with the letter. Please allow sufficient time for the SEC staff to review prior to filing the definitive proxy statement. Please also confirm with the SEC staff that there are not outstanding comments prior to filing the definitive proxy statement.

Response: The Fund will do so.

2.	Comment: In the second Q&A, the proxy statement states that the Fund’s Board of Trustees (the “Board”) “has been assessing potential strategic options for the Fund” and that the Board throughout August 2019 “took various actions to effect a transition of the Fund’s investment advisory services from Four Wood Capital Advisors, LLC (“FWCA”) to THL Credit Advisors LLC (“THL Credit”).” In appropriate locations, please revise to address the underlying issues that caused the Board to need to assess strategic options for the Fund and how the transition from FWCA to THL Credit addresses those underlying issues. To the extent relevant, the disclosure should also address why the Board decided to replace FWCA but retain Eagle Asset Management, Inc. (“Eagle”). In responding, please note the Staff expectation that summary disclosure will be provided in the Q&A section and that disclosure with more detail will be provided under the Proposal 2 disclosure.

Response: Subsequent to filing its preliminary proxy statement, the Fund has determined to seek approval of the New Agreements at a separate special meeting of shareholders to be held within the 150-day effective period of the Interim Agreements. As a result, Proposals 2A and 2B have been removed from the Annual Meeting’s agenda and the related proxy statement. The Fund has included a section entitled “Advisory Relationship Transition” in its proxy statement for the Annual Meeting, which addresses the Staff's comments, and also will address this comment in its proxy materials for the special meeting of shareholders at which approval of the New Agreements will be sought.

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3.	Comment: In the third Q&A, the Staff notes the disclosure that, unlike FWCA, THL Credit will actively manage a portion of the Fund’s assets and that THL Credit and Eagle have established an allocation committee to regularly review the Fund’s tactical asset allocations among dividend or other income paying equity securities and debt securities. Please clarify whether the allocation committee will also be responsible for determining how much of the portfolio is managed by THL Credit. If so, please provide summary disclosure, in an appropriate location, explaining how the allocation committee will work in this regard.

Response: See Response #2.

4.	Comment: In the fifth Q&A, please clarify the reference to “this rate” in the third sentence and confirm that the 0.85% annual advisory fee rate is permanent.

Response: See Response #2.

5.	Comment: On page 2 of the proxy statement, please provide the basis for the disclosure that the Fund will not count votes held “in violation of applicable law”. In responding, please disclose the legal basis on which the Fund relies for its position and how the Fund reconciles such position with Section 18(i) of the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, please explain how the Board considered its fiduciary duties in invoking this section. From the disclosure, it is unclear whether the Board has done so before and is prepared to do so in every circumstance, regardless of investor.

Response: This disclosure has been removed.

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6.	Comment: In the trustee holdings chart on page 11 of the proxy statement, please include the dollar amounts instead of a key.

Response: The disclosure has been revised accordingly.

7.	Comment: On page 20 of the proxy statement, please revise to further explain how the Board concluded that the investment performance factors supported the approval of the New Sub-Advisory Agreement.

Response: As noted in Response #2, Proposals 2A and 2B have been removed from the Annual Meeting’s agenda and the Fund’s proxy statement no longer seeks shareholder approval of the New Agreements. The Fund will address this comment in its proxy materials for the special meeting of shareholders at which approval of the New Agreements will be sought.

8.	Comment: Regarding Proposal 3, the Staff notes the statement that if Proposal 3 passes, the Board does not believe further action is required. Given the clear intent behind Proposal 3, please explain in greater detail the basis for the Board’s belief that it can disregard the shareholder vote. The Staff expects that this will require a supplemental response and additional disclosure in the proxy statement.

Response: The Fund has revised the disclosure in response to this comment. Additionally, the Board respectfully submits that it does not believe that, if Proposal 3 were to receive sufficient shareholder support to pass under the voting requirements under the 1940 Act, the Board would be disregarding the shareholder vote if the Board did not take any further action. Although the Fund believed that it could successfully seek no-action relief from the SEC under Rule 14a-8 to exclude this proposal as a result of the Board’s actions in August 2019, the Fund elected to include the proposal in the Fund’s proxy statement to avoid the incurrence of additional costs to shareholders and any further delay in the Fund’s 2019 annual meeting. Furthermore, once THL Credit learned of this proposal, it engaged with the Proponent, who declined to withdraw the proposal. The Proponent was notified of the Board’s consideration and view of its proposal. The Proponent has not submitted a new proposal or any amendment to its December 2018 proposal in light of the Fund’s public announcements or discussions with THL Credit. In this circumstance, and as disclosed in the proxy statement, the Board instead believes no further action is required to effect Proposal 3 as Proposal 3 should be read in light of its plain language and the time at which it was submitted (December 2018). Such a reading clearly indicates that Proposal 3 concerns only the Prior Agreements, and the Prior Agreements expired or terminated as of August 30, 2019.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3889. Thank you.

Sincerely,

/s/ Stephen H. Bier

Stephen H. Bier

cc:	Brian W. Good, THL Credit Advisors LLC

Sabrina Rusnak-Carlson, Esq., THL Credit Advisors LLC

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